Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

Internal memo

To:	All Citigroup Japan Employees
From:	Doug Peterson, CEO, Citigroup Japan Holdings
Subject:	Today’s announcement

I am pleased to announce the next step in the comprehensive strategic alliance between Citi and Nikko Cordial. Today, Citi has reached agreement with Nikko Cordial to bring its ownership in Nikko Cordial to 100%. The agreement, which has been approved by the boards of directors of Citi and Nikko Cordial, will strengthen the partnership between the two companies, as we strive to realize our vision, to create the leading comprehensive banking and securities group in Japan.

We plan to build our vision based on six foundational pillars:

•	Customer focus
•	Quality & efficiency
•	Governance, compliance and control
•	Our people
•	Global linkages
•	Respect for Japanese culture and business practices

In particular, we will invest in Nikko’s brand and management talent, which are critical to Citi’s franchise in Japan.

Since announcing our comprehensive strategic alliance in March, we have engaged in extensive integration planning efforts under the direction of a joint steering committee.

Citi believes that acquiring 100% ownership of Nikko Cordial will enable our two companies to accelerate and further strengthen our ability to fully implement the alliance.

•

For our retail customers, we hope to create synergies and broaden product offerings between Nikko Cordial Securities’ leading retail brokerage business and Citi's retail banking and credit cards businesses leveraging local and global expertise.

•	For Nikko Cordial’s Corporate and Institutional customers, we hope to leverage Citi’s global networks to provide enhanced products and services.

Under the terms of the agreement announced today, Nikko Cordial’s minority shareholders will be entitled to receive Citigroup shares with an expected value at the time the exchange ratio is determined of ¥1,700 per Nikko Cordial share. Following completion of the share exchange, which is expected to occur in January 2008, Citi will own 100% of the issued shares of Nikko Cordial.

Citi has also filed an application to list Citigroup Inc. shares on the Tokyo Stock Exchange, and aims to have the listing become effective prior to the completion of the share exchange.

Internal memo

Citi is committed to Japan, to Nikko Cordial, to our customers and our employees.

We are confident that, through this agreement, we will realize our vision to be the leading comprehensive banking and securities group in Japan. We look forward to participating in the evolution of the financial services industry in Japan as we invest, build and grow.

Doug

Important notice

This document is for informational purposes only and does not constitute an offer of any Citigroup or other securities or a solicitation of a proxy in relation to the share exchange. In connection with the share exchange, Citigroup will file with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial are urged to read the prospectus included within the registration statement when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the prospectus, as well as other information about Citigroup, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services, 140 58th Street, Suite 8G, Brooklyn, NY 11220.